EXHIBIT 5.1

LEGAL OPINION ON LEGALITY OF SHARES, DATED APRIL 2, 2010

Wohlforth | Johnson|Brecht Cartledge|Brooking A PROFESSIONAL CORPORATION
Julius J. Brecht Cheryl Rawls Brooking Cynthia L. Cartledge Michael Gatti Clyde W. Hutchins Jr. Robert M. Johnson Leila R. Kimbrell Eric E. Wohlforth	ATTORNEYS AT LAW 900 WEST 5TH AVENUE, SUITE 600 ANCHORAGE, ALASKA 99501-2048	Telephone 907.276.6401 Facsimile 907.276.5093 Website www.akatty.com
April 2, 2010

Ronald A. Duncan, President
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503

Re:	Opinion As To Legality of Shares To Be Issued Pursuant To General Communication, Inc.'s GCI 401(k) Plan; Our File No. 0618.0641

Dear Mr. Duncan:

You have requested an opinion letter from this firm on behalf of General Communication, Inc. ("Company"), in connection with 3,000,000 shares of Class A common stock of the Company ("Shares") to be allocated and issued in conjunction with the Company's GCI 401(k) Plan ("Plan").  Unless specifically provided otherwise, the opinions expressed in this letter are as of the date of this letter.

For purposes of this opinion letter, we have relied upon the following representations of the Company (referred to as "Facts"):

1.           the Plan was adopted by the board of directors of the Company ("Board") by resolution at its December 17, 1986 meeting called and conducted in accordance with its then current Articles of Incorporation, most recently amended and restated as of August 24, 2007 and its then current Bylaws, most recently revised as of February 9, 2009 ("Articles" and "Bylaws," respectively), and the Plan was approved by the Company's then sole shareholder, Western Tele Communications, Inc., by resolution at the Company's shareholder meeting held on December 17, 1986; the Plan was later amended by the Board on June 4, 1992 to comply with changes to the federal Rule 16b-3; on March 24, 1993, the Board approved an increased allocation of stock to the Plan in the amount of 700,000 shares of Class A common stock and 100,000 shares of Class B common stock; on October 20, 1994 to comply with the Internal Revenue Code of 1986, as amended, and the Plan was amended by the Board to allow participating eligible employees to choose to invest in securities other than the common stock of the Company; on February 9, 1995, the Board approved an increased allocation of stock to the Plan in the amount of 800,000 shares of Class A common stock; on September 1, 1995, the Plan was amended by the Board to comply with provisions of the Internal Revenue Code of 1986, as amended, primarily related to investment responsibility and the relationship between the Plan Committee and the Trustee; on June 25, 1998, the Board approved amendments to the Plan dealing with hardship withdrawals and rollover contributions; on October 30, 1998, the Board approved an increased allocation of stock to the Plan in the amount of 2,000,000 shares of Class A and 400,000 shares of Class B common stock; on May 10, 2000, the Board approved an increased allocation of stock to the Plan in the amount of 2,500,000 shares of Class A common stock; on April 25, 2003, the Board approved an increased allocation of stock to the Plan in the amount of 4,000,000 shares of Class A common stock; on December 18, 2007, the Board approved a restatement of the plan; on April 25, 2008, the Board approved an increased allocation of stock to the Plan in the amount of 2,800,000 shares of Class A common stock; on December 5, 2009, the Board approved a revision and restatement of the Plan, i.e., the current version of the Plan; and on February 8, 2010, the Board approved an increased allocation of stock to the Plan in the amount of the Shares, i.e., 3,000,000 shares of Class A common stock;

2.           the Articles provide that the Company is organized for the purposes of transacting any and all lawful business for which corporations may be incorporated under the Alaska Corporations Code, that the Company has the power to issue and sell any stock and further expressly provides for the issuance of Class A common stock and Class B common stock, and that the capital stock of the Company is non-assessable and when issued is issued as fully paid;

3.           the material provisions of the Articles and Bylaws pertaining to the issuance of Class A common stock in effect as of the date of the letter were those in effect as of August 24, 2007, and February 8, 2010;

4.           the Plan provides for the acquisition of Class A and Class B common stock of the Company by the Plan on behalf of qualified employees, and there are shares available for issuance by the Company under the Plan and pursuant to the Articles;

5.           the Company was incorporated as an Alaska corporation and received a Certificate of Incorporation dated July 16, 1979 from the Alaska Department of Commerce and Economic Development; and

6.           The Company is in good standing with respect to the reporting and corporation tax requirements of the Alaska Corporations Code to which the Company is subject.

In connection with this opinion letter, we have received copies of the Articles and Bylaws, Certificate of Incorporation, as restated, the above referenced resolutions, and the Plan.

Based upon the foregoing Facts and assuming due compliance with applicable federal and state securities laws by the Company, we are of the opinion that (1) the Shares will, when issued through the Plan, represent newly created and legally issued, fully paid, and non- assessable shares of Class A common stock in the Company and (2) each holder of a Share will be entitled to the benefits of a shareholder pro rata based upon ownership of outstanding shares of that class of common stock of the Company or the combined classes of stock as required under the Articles.

This letter must not be quoted or referred to in the Company's financial statements or provided to persons other than the officers and directors of the Company without prior consultation with us or our prior written consent.  This firm is aware of the Company's intent to, and consents to the use of, this letter as an exhibit in an amendment to Form S-8 registration with the Securities and Exchange Commission pertaining to the Shares to be allocated to the Plan.

Sincerely,

WOHLFORTH, JOHNSON, BRECHT,
CARTLEDGE & BROOKING

/s/ Julius J. Brecht

Julius J. Brecht